UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-73325

             (Check One): |_| Form 10-K  |X| Form 10-KSB  |_| Form 20

                         |_| Form 11-K  |_| Form 10-Q  |_| Form N-SAR

                       For Period Ended: December 31, 2002

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

           For the Transition Period Ended: _________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION


ICT Technologies, Inc.
----------------------
Full Name of Registrant


33 West Main Street
-------------------
Address of Principal Executive Office (Street and Number)


Elmsford, New York 10523
------------------------
City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Annual Report on Form 10-KSB for the period ending December 31, 2002 due to additional work required to review its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Annual Report on Form 10-KSB, without unreasonable effort or expense.

                         (Attach Extra Sheets if Needed)

                          PART IV -- OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

Joshua Shainberg            914                        592-1700
                            ---                        --------
(Name)                   (Area Code)              (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             ICT Technologies, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: March 28, 2003


                                            By:      /s/  Joshua Shainberg
                                                     --------------------------
                                                     Name: Joshua Shainberg
                                                     Its: President

                                              Attachment to Form 12b-25 filed by
                                                          ICT Technologies, Inc.

                   Anticipated Change in Results of Operations
                   -------------------------------------------

                  During 2002, the registrant was party to a transaction pursuant to which, among other things, it acquired the right to distribute various telecommunications and consumer durable products and services. As a consequence of that transaction, the registrant pursued a substantially revised business plan during the second half of 2002 by, among other things, commencing the marketing and/or distribution of several of these products and services. As a consequence, the registrant anticipates a significant change in its results of operations as compared with its results of operations for 2001. Because the registrant's audit has not yet been competed, it is not possible at this time to make a reasonable quantitative estimate of the change to its results of operations as compared with its results of operations for 2001.